UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                          Commission File Number 1-8086

                           NOTIFICATION OF LATE FILING

(Check one) [X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
            [ ] Form 10-Q and Form 10-QSB Form  [ ] N-SAR

                       For Period Ended SEPTEMBER 30, 2003

               [ ] Transition Report on Form 10-K and Form 10-KSB
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K Transition Report on Form 10-Q
                   and Form 10-QSB
               [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above,identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:     General DataComm Industries, Inc.
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Former Name of Registrant:   N/A
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Address of Principal Executive Office (Street and Number):

6 Rubber Avenue, Naugatuck, CT 06770
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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed. (Check box if appropriate):

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Forms 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q,10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company emerged from Chapter 11 bankruptcy on September 15, 2003 and on October 1, 2003 the prior auditor declined to stand for retention, all as previously reported. A new auditor was retained in November 2003 and the Company is proceeding to satisfy the requirements of three years of audits with current and prior auditors. The Company has not been able to compile the requisite financial data and other narrative information necessary to enable it to have sufficient time to complete the Company's Annual Report on Form 10-K and provide it to the auditors by December 29, 2003, the required filing date, without unreasonable effort and expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

  William G. Henry                     203                        729-0271
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       (NAME)                      (AREA CODE)               (TELEPHONE NUMBER)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,identify report(s). [] Yes [X] No

     While the Company was in Chapter 11 bankruptcy, it was unable to file Form 10-K for the fiscal year ended September 30, 2002 and Forms 10-Q for the fiscal quarters ended December 31, 2002, March 31, 2003 and June 30, 2003.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        General DataComm Industries, Inc.
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                  (Name of Registrant as Specified In Charter)

has caused this notification to be signed on its behalf by the undersigned hereto duly authorized

Dated: December 29, 2003

By:    /s/ WILLIAM G. HENRY
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       William G. Henry
       Chief Financial Officer



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INSTRUCTION: The form may be signed by and executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).